AMMOSQUARED

2021 Report

Dear investors,

AmmoSquared's mission is to "Simplify Ammunition Ownership" which we are certainly accomplishing - in a big way. We've completely turned the ammunition industry on its head and built a platform and service that is so different and revolutionary that we frequently have new customers exclaiming, "This is genius!". We have a lot of plans to improve our platform and make the service more intuitive and useful for our current and future customers.

We believe 2022 will continue to be a banner year for us as the market switches gears away from an ammo shortage situation back to something closer to normal. Pockets of shortages both geographically and in certain rounds will continue to attract new customers to our service who might not have sought out our company otherwise. Then the memory of the ammo shortages will retain customers who want to continue to build up a supply of ammunition in the background for the inevitable future ammo shortages.

We need your help!

We can always use help on two fronts: referring AmmoSquared to friends and relatives. Word of mouth is one of our biggest marketing boosts because it doesn't cost the company anything. We just provide a good service worth talking about. The second area is any contacts in the industry you may have: whether they are media, ammo related or even just other companies that would like to partner with us - we're open for anything!

Sincerely,

Danielle Morton

Vice President

Chris Corriveau

CTO

Dan Morton

CEO & Co-Founder

Our Mission

We are targeting $40M in annual revenue and a solid, reputable brand in the eyes of gun owners. We are currently growing at 15% month over month. Our basic marketing tests have successfully converted 10% of leads to paying customers. In 5 years storing ammunition off-site in a "digital" format will become as commonplace as buying videos on Amazon Prime. Our vision includes a commodity market for ammunition where customers can exchange and trade the "digital" ammo they have purchased.

See our full profile

How did we do this year?

Report Card

A-

The Good

We've saw positive MRR growth every month in 2021. Growing revenue by 310%.

We had our first profitable year! Net income after taxes of $238,694 on gross revenue of $3.2m.

We launched our new custom built web platform that Wefunder investors helped fund.

The Bad

Experienced significant supply and cost constraints in 2021 as many distributors and manufacturers were out of stock on ammo.

We haven't been able to get ahead of our queued ammo and so customers wait months for some calibers to be allocated.

Our margins have been decreasing throughout the year due to buying some hard to find ammo at inflated prices.

2021 At a Glance

January 1 to December 31


$$$$

$3,264,129 +313%
Revenue



$238,694
Net Profit


IOU!

$617,074 [28%]
Short Term Debt



$0
Raised in 2021



$118,181
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

AmmoSquared is changing the way gun owners buy ammunition online. We provide customers with a way to accumulate ammo in a novel way that is budget friendly and works with their schedule. Simply put: our customers create and fund an ammo "piggy bank", that is available on demand so they always have ammo there when they want it.

Milestones

AMMOSQUARED, INC. was incorporated in the State of Delaware in July 2019, prior to that AmmoSquared LLC was started in 2015.

Since then, we have:

- Shipped 131+ tons of ammunition nationwide.

- Average $300K in monthly recurring revenue.

- Strong brand presence. #1 search result on Google for 'ammo subscription'.

- Validated business model - over 6,000 active customers across the nation.

Historical Results of Operations

Revenues & Gross Margin. For the period ended December 31, 2021, the Company had revenues of $3,264,129 compared to the year ended December 31, 2020, when the Company had revenues of $790,576. Our gross margin was 33.16% in fiscal year 2021, compared to 25.26% in 2020.

Assets. As of December 31, 2021, the Company had total assets of $937,600, including $118,181 in cash. As of December 31, 2020, the Company had $942,679 in total assets, including $71,467 in cash.

Net Income. The Company has had net income of $238,694 in 2021 and net losses the prior year of $233,592 in 2020.

Liabilities. The Company's liabilities totaled $619,457 for the fiscal year ended December 31, 2021 and $863,230 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

The company relies on net income to fund operations and growth. No new equity or debt capital was added in 2021.

Runway & Short/Mid Term Expenses

AMMOSQUARED, INC. cash in hand is $118,181, as of December 2021. Over the last three months, revenues have averaged $268,044/month, cost of goods sold has averaged $191,893/month, and operational expenses have averaged $73,564/month, for an average net margin of $2,587 per month.

During 2021 we kept operations lean. We added 1 full time employee and moved 1 part-timer to full time. We continue to occupy our current 7,500sf warehouse.

Over the next 3-6 months we expect to continue to grow our revenue 3-6% monthly. Expenses for cost of goods will continue in line with revenue growth as we purchase in larger volume.

Yes we are now profitable for the first time ever. We may look at additional funding for growth.

Since our initial Wefunder/Seed Round we have avoided taking on any new sources of debt or equity to fund the business. The main source of capital for the the business is sales revenue.

Net Margin: 7% **Gross Margin: 33%** **Return on Assets: 25%** **Earnings per Share: $769.98** **Revenue per Employee: $408,016**

Cash to Assets: 13% **Revenue to Receivables: ~** **Debt Ratio: 66%**

2020_Financial_Statements_-_Ammosquared__Inc.pdf

2021_Financial_Statements_-_Ammo2.pdf

We ❤ Our 637 Investors

Thank You For Believing In Us

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Thank You!

From the AmmoSquared Team



Dan Morton
CEO & Co-Founder



Chris Corriveau
CTO & Co-Founder



Clay Knight
Head of Design



Danielle Morton
Co-Founder

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Chris Corriveau	CTO @ AmmoSquared Inc.	2019
Dan Morton	CEO @ AmmoSquared Inc	2019
Danielle Morton	Developer @ AmmoSquared Inc.	2019

Officers

OFFICER	TITLE	JOINED
Chris Corriveau	CTO	2019
Dan Morton	CEO	2019
Danielle Morton	Vice President Secretary Vice President	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Danielle Morton	1,250,000 Common Stock	30.8%
Dan Morton	1,250,000 Common Stock	30.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2020	$304,314		4(a)(6)
06/2020	$87,593	Preferred Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

On July 31, 2019, The Company purchased the assets, customer list, website and marketing items, inventories, and processes from Ammosquared, LLC and took over the existing business operations. Ammosquared, LLC is completely owned, through an S Corporation, by the Company's majority stockholders, Dan and Danielle Morton. As part of the purchase, the Company took title to all assets including trademarks and domain names for the business, recorded goodwill, and assumed debt obligations for customer deposits, two credit cards payable, and a loan from American Express.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	3,007,812	Yes
Series Seed Preferred	5,000,000	307,012	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	2020 Equity Incentive Plan

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

There is the potential for litigation for any of the products we sell if they are used in a crime. However, as a retailer we are protected under The Protection of Lawful Commerce in Arms Act for any misuse of the products we sell

Our industry is subject to political pressures not found in other industries. Nationwide laws could be put in place around the sale or shipment of ammunition which could impact our business model.

While we do not manufacture ammunition, some of the ammunition we sell could cause damage to a customer's firearm if improperly manufactured. If that were to happen, we would look to the manufacturer to investigate and settle with the customer.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the

Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the

Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

AMMOSQUARED, INC.

- Delaware Corporation
- Organized July 2019
- 8 employees

3630 E Comstock Ave
Nampa ID 83687

https://ammosquared.com

Business Description

Refer to the AmmoSquared profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

AmmoSquared is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.